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18008665

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65200

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Provasi Capital Partners LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14675 Dallas Parkway, Suite 600
(No. and Street)

Dallas	TX	75254
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2018 AUG 29 PM 5:... SEC / TM

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Garrett Bruce Sumner Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Provasi Capital Partners LP, as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SENA JOY WILLIAMS
Notary ID #131254818
My Commission Expires
August 22, 2021

NOTARY PUBLIC STATE OF TEXAS

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of June 30, 2018

Schedule I

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2018

COMPUTATION OF NET CAPITAL

Total partners' capital qualified for net capital	$ 135,557
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses	64,507
Concessions receivable in excess of the related payable	10,209
	74,716
Net capital	$ 60,841

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Commissions payable	$ 509,037
State income taxes payable	8,692
Accrued expenses	13,637
Due to related party	400
Total aggregate indebtedness	$ 531,766

Schedule I (continued)

PROVASI CAPITAL PARTNERS LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2018

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 35,451
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 35,451
Net capital in excess of required minimum	$ 25,390
Excess net capital at 1000%	$ 7,664
Ratio: Aggregate indebtedness to net capital	8.74 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Partnership's computation.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended June 30, 2018

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the General Partner
Provasi Capital Partners LP

We have reviewed management's statements, included in the accompanying Management Statement Regarding Compliance with Certain Exemption Provisions Under Rule 15c3-3 of the Securities Exchange Act of 1934), in which (1) Provasi Capital Partners LP identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Provasi Capital Partners LP claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i) (the exemption provisions) and (2) Provasi Capital Partners LP stated that Provasi Capital Partners LP met the identified exemption provisions throughout the most recent fiscal year without exception. Provasi Capital Partners LP's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Provasi Capital Partners LP's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moss Adams LLP

Dallas, Texas
August 27, 2018

Provasi Capital Partner's Exemption Report

Provasi Capital Partners (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k): (2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

____

Provasi Capital Partners

I, G. Bruce Sumner, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: G. Bruce Sumner

Title: Chief Financial Officer

July 23rd, 2018